UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8 )*
                                             ---

                     PENN ENGINEERING & MANUFACTURING CORP.
                     --------------------------------------
                                (Name of Issuer)


                      Class A Common Stock, $.01 par value
                      ------------------------------------
                         (Title of Class of Securities)

                                   707389 10 2
                                 --------------
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ]   Rule 13d-1(b)

      [ ]   Rule 13d-1(c)

      [X]   Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 1 of 8 pages

SEC 1745(10-88)

                                  SCHEDULE 13G

-------------------------
CUSIP No.  707389 10 2                                         Page 2 of 8 pages
-------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      |
      |           Kenneth A. Swanstrom
      |
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      |
      |      (a) |_|
      |      (b) |_|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |        United States of America
--------------------------------------------------------------------------------
                                   |  5  |   SOLE VOTING POWER
                                   |     |
                                   |     |        244,641 shares of Class A
                                   |     |        Common Stock, $.01 par value.
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  6  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |        161,447 shares of Class A
            WITH                   |     |        Common Stock, $.01 par value.
                                   |-----|--------------------------------------
                                   |  7  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |        244,641 shares of Class A
                                   |     |        Common Stock, $.01 par value.
                                   |-----|--------------------------------------
                                   |  8  |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |        161,447 shares of Class A
                                   |     |        Common Stock, $.01 par value.
--------------------------------------------------------------------------------
9   |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |     406,088 shares of Class A Common Stock, $.01 par value.
--------------------------------------------------------------------------------
10  |   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    |   SHARES (See Instructions)
    |     N/A
--------------------------------------------------------------------------------
11  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    |     24.2%
    |
--------------------------------------------------------------------------------
12  |    TYPE OF REPORTING PERSON*
    |      IN
    |
--------------------------------------------------------------------------------

CUSIP No. 707389 10 2                                          Page 3 of 8 Pages
---------------------                                          -----------------

                                  SCHEDULE 13G


     This Amendment No. 8 to Schedule 13G is being filed for the year ended December 31, 1999.

Item 1(a).        Name of Issuer.
----------        ---------------
                  Penn Engineering & Manufacturing Corp.

Item 1(b).        Address of Issuer's Principal Executive Offices.
----------        ------------------------------------------------
                  5190 Old Easton Road, P.O. Box 1000, Danboro, PA 18916.

Item 2(a).        Name of Person Filing.
----------        ----------------------
                  Kenneth A. Swanstrom.

Item 2(b).        Address of Principal Business Office or, If None, Residence.
----------        ------------------------------------------------------------
                  5190 Old Easton Road, P.O. Box 1000, Danboro, PA 18916.

Item 2(c).        Citizenship.
----------        ------------
                  United States of America.

Item 2(d).        Title of Class of Securities.
----------        -----------------------------
                  Class A Common Stock, $.01 par value ("Class A Common Stock").

Item 2(e).        CUSIP Number.
----------        -------------
                  707389 10 2.

Item 3.           If this statement is filed pursuant to Rule 13d-1(b) or
----------        13d-2(b), check whether the person filing is a:
                  -----------------------------------------------

                  Not applicable.

CUSIP No. 707389 10 2                                          Page 4 of 8 Pages
---------------------                                          -----------------


Item 4.           Ownership.
-------           ----------

     (a) Amount Beneficially Owned:

          As of December 31, 1999, Kenneth A. Swanstrom might be deemed to have beneficial ownership of 406,088 shares of the Issuer's outstanding shares of Class A Common Stock.

     (b) Percent of Class:

          As of December 31, 1999, Kenneth A. Swanstrom might be deemed to have beneficial ownership of 24.2% of the Issuer's outstanding shares of Class A Common Stock.

     (c) Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote:

               244,641 shares of Class A Common Stock. Of these shares 3,767 shares are owned by Mr. Swanstrom's wife and 700 shares are owned by their daughters. Mr. Swanstrom disclaims beneficial ownership of the shares held by his wife and daughters.

          (ii) shared power to vote or to direct the vote:

               161,447 shares, as follows:

               (1) 62,975 shares of Class A Common Stock are owned of record by Kenneth A. Swanstrom and Thomas M. Hyndman, Jr., each of whom are directors of the Issuer, as Trustees of the Trust Under Will of Gladys Swanstrom. Distributions of principal and interest from said trust may be made from time to time to Kenneth A. Swanstrom, at the discretion of Thomas M. Hyndman, Jr.

               (2) 98,472 shares of Class A Common Stock are held in the Trusts Under the Will of Klas A. Swanstrom. The Co-Trustees of these Trusts are Kenneth A. Swanstrom, Thomas M. Hyndman, Jr., and PNC Bank, National Association. Kirsti Swanstrom, the widow of Klas A. Swanstrom, is entitled to receive dividends paid on the shares held by these trusts. Also, the trustees of one of these trusts may direct that assets of that trust be paid to Kirsti Swanstrom for support and reasonable comfort, which assets may include all or part of the proceeds from any future sale of shares held in that trust.

CUSIP No. 707389 10 2                                          Page 5 of 8 Pages
---------------------                                          -----------------


         (iii) sole power to dispose or to direct the disposition of:

               244,641 shares of Class A Common Stock, as described under Item 4(c)(i) above.

          (iv) shared power to dispose or to direct the disposition of:

               161,447 shares of Class A Common Stock, as described under Item 4(c)(ii) above.

Note to Item 4:

     As of December 31, 1999, Mr. Swanstrom might also be deemed to have beneficial ownership of 894,714 shares of Common Stock, $.01 par value ("Common Stock"), a class of non-voting equity securities, or 13.0% of the outstanding shares of Common Stock, including currently exercisable stock options. Of these shares, Mr. Swanstrom owns 520,522 shares of Common Stock individually, Mr. Swanstrom's wife owns 11,301 shares of Common Stock, one of their daughters owns 51,050 shares of Common Stock, the Trust under the Will of Gladys Swanstrom owns 91,425 shares of Common Stock and the Trusts under the Will of Klas A. Swanstrom own an aggregate of 197,916 shares of Common Stock. Mr. Swanstrom disclaims beneficial ownership of the shares of Common Stock owned by his wife and daughter. See Item 4(c) above.

     In December 1996, the Issuer granted options to purchase 15,000 shares of Common Stock to Mr. Swanstrom. The exercise price of such options is $18.325 per share, and the option becomes exercisable at 25% cumulative installments on each of the first four anniversary dates of the grant date of the option.

     In December 1997, the Issuer granted options to purchase 15,000 shares of Common Stock to Mr. Swanstrom. The exercise price of such options is $25.625 per share, and the option becomes exercisable at 25% cumulative installments on each of the first four anniversary dates of the grant date of the option.

     In December 1998, the Issuer granted options to purchase 15,000 shares of Common Stock to Mr. Swanstrom. The exercise price of such options is $22.00 per share, and the option becomes exercisable at 25% cumulative installments on each of the first four anniversary dates of the grant date of the option.

CUSIP No. 707389 10 2                                          Page 6 of 8 Pages
---------------------                                          -----------------

     In December 1999, the Issuer granted options to purchase 15,000 shares of Common Stock to Mr. Swanstrom. The exercise price of such options is $25.375 per share, and the option becomes exercisable at 25% cumulative installments on each of the first four anniversary dates of the grant date of the option.

     Neither the Issuer's Common Stock nor Class A Common Stock is convertible into another class of capital stock or any other security of the Issuer, except that in the event that a change of control occurs, (i) all of the then issued shares of Common Stock will automatically convert into an equal number of shares of Class A Common Stock, and (ii) all rights, warrants, or options to purchase shares of Common Stock, or other securities convertible into shares of Common Stock, will be converted into similar rights, warrants, or options to purchase, or other securities convertible into, an equal number of shares of Class A Common Stock. A change of control shall be deemed to have occurred if: (i) any person or group of persons, other than members of the Swanstrom Family (as defined below), directly or indirectly, purchases, or otherwise becomes the beneficial owner of, or has the right to acquire such beneficial ownership of, or, either solely or with others, acquires the right to vote or direct the disposition of voting securities of the Issuer representing more than 50% of the combined voting power of all outstanding voting securities of the Issuer, or
(ii) during any period of two consecutive years, the individuals who at the beginning of such period constituted the Board of Directors (together with any new director whose election, or nomination for election by the Issuer's stockholders, was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute at least a majority of the members of the Board of Directors then in office. For purposes of this change of control provision, the "Swanstrom Family" means Kenneth A. Swanstrom, Daryl L. Swanstrom, their respective spouses, descendants, heirs, estates, trusts in which any such person has a beneficial interest, and any partnership, corporation or other entity in which any such person has a controlling interest.

Item 5.  Ownership of Five Percent or Less of a Class.
-------  ---------------------------------------------

          Not Applicable.

CUSIP No. 707389 10 2                                          Page 7 of 8 Pages
---------------------                                          -----------------

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person
-------  ---------------------------------------------------------------

     The description of Kenneth A. Swanstrom's right to receive distributions under the Trust Under the Will of Gladys Swanstrom is described under Item 4(c)(ii) above.

     The description of the right of Kirsti Swanstrom, the widow of Klaus A. Swanstrom, to receive certain distributions under the Trusts Under the Will of Klaus A. Swanstrom is described under Item 4(c)(ii) above.

Item 7. Identification and Classification of the Subsidiary Which Acquired the ------- Security Being Reported on by the Parent Holding Company.
         ---------------------------------------------------------

          Not applicable.

Item 8.  Identification and Classification of Members of the Group.
-------  ----------------------------------------------------------

          Not applicable.


Item 9.  Notice of Dissolution of Group.
-------  -------------------------------

          Not applicable.

Item 10. Certifications.
-------  ---------------

          Not applicable.

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 14, 2000
-----------------
Date

CUSIP No. 707389 10 2                                          Page 8 of 8 Pages
---------------------                                          -----------------

/s/ Kenneth S. Swanstrom
    --------------------
    Signature

Kenneth A. Swanstrom
--------------------
Name/Title